Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Advantage Announces Renewal of Credit Facility

     CALGARY, June 19 /CNW/ - Advantage Energy Income Fund ("Advantage" or
"the Fund") (AVN.UN - TSX, AAV - NYSE) announced today that its lenders have completed their review of its borrowing base and that Advantage has received an extension of its credit facility (the "Credit Facilities"). The Credit
Facilities total $710 million comprised of a $20 million demand operating loan facility, a $630 million extendible revolving credit facility and a $60 million liquidity facility. The Credit Facilities are provided by a syndicate of financial institutions. Various borrowing options are available under the
Credit Facilities, including prime rate based advances, US base rate advances,
US dollar LIBOR advances and bankers' acceptances loans. The interest rates applicable to the Credit Facilities are based on either prime rate, US base rate, LIBOR or bankers' acceptance rates at the Fund's option, subject to certain basis point or stamping fee adjustments ranging from 1.5% to 6.9%, depending on the Trust's debt to cash flow ratio. The Credit Facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. The amounts available to Advantage from time to time under the
Credit Facilities are based upon the borrowing base determined by the lenders and which is redetermined on a semi-annual basis by those lenders. The borrowing base constitutes a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period, subject to a one year term maturity as to lenders not agreeing to such annual extension, with the next annual review anticipated to take place in June 2010. The $60 million liquidity facility will, subject to renewal, expire on October 31, 2009. The
Credit Facilities contain standard commercial covenants for credit facilities of this nature. The only financial covenant is a requirement for Advantage to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four-quarter basis.

     Advisory

     The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

     %CIK: 0001259995

     /For further information: Investor Relations, Toll free: 1-866-393-0393,
ADVANTAGE ENERGY INCOME FUND, 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P
4H2, Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
     (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 18:00e 19-JUN-09